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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

American Airlines Joins Embraer’s Energia Advisory Group

São José dos Campos, Brazil, September 26, 2023 – Embraer announced today that American Airlines has signed an MoU with Embraer to join its Energia Advisory Group, an experienced and knowledgeable team of airlines, lessors, suppliers, and other aviation experts advising Embraer on its development of sustainable aircraft for the future. The MoU with Embraer will see the companies working together to define and establish the real-world requirements for sustainable, emission-free, and commercially viable aviation.

American is a recognized leader in the drive for sustainable flight and was named 2023 Eco-Airline of the Year by Air Transport World. American operates the youngest mainline fleet and the largest regional fleet among U.S. network carriers and in 2022 consumed more than two million gallons of sustainable aviation fuel. It has also invested in the development of hydrogen-powered propulsion and infrastructure.

American will work with the advisory group and Embraer to help define performance and design requirements for its four Energia concept aircraft. These aircraft, ranging from 9-to-50 seats, will use a range of electric, hydrogen and hybrid propulsion technologies.

“We are delighted to work with Embraer to help develop Energia concept aircraft,” said Jill Blickstein, Vice President of Sustainability at American. “As the operator of the largest U.S. regional fleet, we believe industry collaborations aimed at advancing decarbonization technologies are critical to helping aviation reach its goal of net-zero emissions by 2050. We look forward to working with Embraer and the other members of the Energia Advisory Group to develop next generation, zero emission aircraft.”

“It’s essential for Energia’s success that we involve a wide variety of air operators. American joining our advisory group, with their huge presence and expertise, is a significant step for the Energia project,” said Arjan Meijer, President and CEO Embraer Commercial Aviation. “This group has developed into a core part of the program because of the breadth and depth of the expertise the different members bring to the table. We’re excited to work together with a world leading airline on the biggest challenge our industry faces.”

More information

Energia – Embraer Commercial Aviation Sustainability

Images – https://embraer.imagerelay.com/share/f0fcba1ad4b84f37b2354bb370f83849

About American Airlines Group

To Care for People on Life's Journey®. Shares of American Airlines Group Inc. trade on Nasdaq under the ticker symbol AAL and the company's stock is included in the S&P 500. Learn more about what's happening at American by visiting news.aa.com and connect with American on Twitter @AmericanAir and at Facebook.com/AmericanAirlines.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations